INVEST IN **LION TEA**

First ready to drink functional beverage made from the mighty dandelion


LION
DANDELION TEA
DAILY DETOX
DIGESTIVE AID
SUPERPLANT ELIXIR

liontea.com New York NY

Main Street | Retail | Food | Marketing | Eating and Drinking

LEAD INVESTOR



Tom Ackmann

Lion Tea fills a sector of the beverage industry that currently doesn't exist. As a tea drinker(365 days a year) I can say that these days no one wants bland tea and no one wants high calorie or sugar tea. Lion Tea is an incredible drink with great branding that is poised to be a 100+ million dollar company. Covid made retail challenging and Lion Tea's pivot to direct to consumer proved perfect and the company is poised to explode via this wefunder campaign.

Invested $10,000 this round & $25,000 previously

Learn about Lead Investors

Highlights

1. 📈 770% growth since Feb
2. 💥 Acquired over 15,000 customers this year
3. 🔁 22% repeat purchase rate making up 44% of our revenue
4. ⬇️ Dropped cost of acquisition by 40% in 4 months
5. 💻 Pivoted to direct to consumer and doubled our revenue in 2020.
6. 👆 Increased our gross margin to 60% in 2021

Our Team



Raymond DeRosa Founder & CEO

Starting LION Tea.

LION founder Ray DeRosa woke up one day with blurry vision. He triggered an inherited eye disease called Leber's Neuropathy. There's no cure in modern medicine, so Ray turned to plants and found the dandelion. They are a common weed but can support our health like other superfoods. This medicinal superplant can change our lives for the better.



Emily Stubler Marketing Director

Mollie Vogt-Welch Creative Director

SEE MORE

Pitch

Losing His Sight Opened His Eyes to the Power of the Mighty Dandelion

Our story starts the morning after a night's celebrations when LION founder Ray DeRosa woke up to blurry vision. He had triggered a mother-to-son inherited eye disease called Leber's Neuropathy where your vision slowly declines in just a few days. While there was no known cure in modern medicine, that didn't stop Ray and his mother from finding one themselves. They turned to plants and home made remedies and sure enough a cure was found in the dandelion. This common, backyard weed opened the doors to a whole new world of potential.

Did You Know..

- Several studies show dandelion root extract, high in antioxidants, produce cell death in in-vitro cancer cells - over 95% for colon cancer

- The dandelion root supports good gut health with its naturally high inulin fiber (a prebiotic), found in the root, feeding the good gut bacteria

- The dandelion leaf's detoxing and diuretic properties flush the body of all toxins - from the liver, kidneys, and even the skin

- Known as "nature's band-aid", the resilient dandelion is one of the first plants to grow after a forest fire

- As one of the first flowers to grow in the spring, bees seek out the dandelion for pollination. If we save the bees, we help to save our planet.

- From Ancient Rome and China to taking a ride on the Mayflower, the dandelion has been healing folks for thousands of years.





The Problem

Health starts from the inside out. There is more awareness than ever that what we ingest directly correlates to the way our bodies will function for us. However, we here in the US have adjusted to a fast-paced lifestyle filled with numerous conveniences that are harming our well-being - microwave meals, a sugary drink, a pill to stave off headache or joint pain just to name a few.

This is an unsustainable lifestyle for our health and for the environment. Issues with obesity, heart disease, immunity support, and gut health commonly occur. In the U.S. alone, there are approximately 70 million people affected by various digestive issues. We can also see our environment struggling to keep up with the high demand for life's quick fixes.

So Where Can We Turn?

> ***"Let food be thy medicine and medicine be thy food" -Hippocrates***

Let's go back to our roots (no pun intended)

Studies show that the solution lies in plant based medicinal options...

Our Solution: LION Dandelion Tea

LION Tea is the first bottled dandelion tea on the market.

A light, refreshing and delicious daily detox and digestive aid. Dandelions have been healing folks for over a thousand years and our mission is to bring those healing properties to the masses.



Refreshing & Loaded with Antioxidants
Crazy Amounts of Calcium
Mad Amounts of Manganese
Stacked with Vitamins A, C, K & E
Overflowing with Fiber
Armed with Pyridoxine & Riboflavin
No Additives or Preservatives
LION



Just a Few of LION's Benefits

Debloating

A long night of celebrations, a salty meal, not enough sleep? All of these can leave you feeling bloated and drained. LION is known for being a mild diuretic, and will help you shed that extra water weight, leaving you feeling refreshed and energized.

Glowing Skin

Rich in antioxidants, dandelions may have anti-aging benefits for the skin. A bottle of LION Tea helps to give you and your skin that "je ne sais quois" but without the mystery.

Digestion Aid

Dandelions may treat constipation and other symptoms of impaired digestion. The root of the dandelion is a natural prebiotic, which gives your existing probiotics a jump start, and really gets things moving.

Immunity Boost

Dandelions contain high levels of the antioxidant beta carotene, which may help provide a boost to your system. We could all use some extra help in that department-especially in those colder months!



May Your Skin Win

Your Bloat Demote

Your Digestion Relish Perfection

Your Immunity Receive Impunity

Our Demographic

Who runs the world? We've discovered that our largest consumer is female, ages 45-55 followed very closely by women 35-45. Given that they make up over 65% of purchasing power - this is a very promising discovery. Stemming from our retail sales data and our huge success this past year in the direct to consumer retail sales data and our huge success this past year in the direct to consumer space, we've been given great insight into this target market. With our new canned line and future rebranding, we hope to also appeal to the younger crowd of consumers.



Market Opportunity

LION is an incremental brand wherein 78% of our customers have responded by repeatedly purchasing without replacing another daily beverage. When our customers do replace their daily beverages with LION, we find they are replacing coffee, tea or kombucha. We are gaining market share in these three categories. Given its incrementality and that is is gaining market share in these three categories, we feel that we can capture a good percentage of the multi billion dollar functional beverage market.



IP Protection



The unique formula for our dandelion tea is protected by trade secret - A recipe only known by founder Ray DeRosa and our manufacturer. Our use of a proprietary dandelion extract blend is what makes this tea both special and functional. Protected by trademark, LION and LION Tea's value as a business is to become a household name across the country.

What We've Done so Far

- Proven marketplace w/ indicators for massive continued growth!

- Cost per acquisition: $11, down 39% since Feb

- Conversion rate: 5.56% up from 1.2% in Feb

- Avg reorder: 22% since 2018
- Acquired over 15,000 customers
- Consistent Rev: 44% of revenue coming from repeat purchase
- Avg conversion on variety packs: 24%
- Top 100 Customers: spent over $200 w/ LION in 3 months









770%
GROWTH SINCE FEBRUARY 2020
15,000
NEW CUSTOMERS IN 2020
22% REPEAT PURCHASE
WITHIN 1 MONTH OF ACQUIRING

STRAWBERRY LAVENDER
LION
DANDELION TEA
DAILY DETOX & DIGESTIVE AID
SUPERPLANT ELIXIR
10 FL OZ / 295 ML
"This tea is amazing. it's great digestion! I absolutely love it and can't say enough good things about it."
-Michael
Not Such A Pesky Weed After All.

Product Roadmap

With the dandelion as the functional engine to our products, we can meet the every-day consumer needs by including other medicinal super-plants. The next targeted functionalities include energy, immunity, sleep and cognition. For example, LION Tea combined with the power of matcha creates an energizing, detoxifying beverage.



FUNCTIONAL BEVERAGE BRAND BUILT FROM THE DANDELION
Forgotten super plant healing for over 1,000 years
PRESENT
ENERGY
PREBIOTIC
SLEEP
FUNCTIONAL BEV
DETOX & DIGESTION
BRAIN FUNCTION
FUTURE
LION
SPARKLING PREBIOTIC
BLACKBERRY ROSE


CALM
DANDELION TEA


80%
75%
70%
65%
60%
55%
$25M
$20M
$15M
$10M
$5M
$0M
2021
2022
2023
2024
2025
Gross Margin
Revenue

Disclaimer: These projections cannot be guaranteed

The Dream- Special Flowers from Regular Flowers

Our mission is to spread the healing power of the dandelion for our health and for our planet. With the dandelion as our hero, LION also incorporates other healing botanical plants with “special powers”. Our commercialization plan revolves around consistent growth with a year over year reduction in COGs to a march towards profitability in 2023.

With products that are delicious, approachable, fun, and functional, we at LION aim to evolve our business into the first household name in dandelion brands, penetrating 10% of US households. We plan to become a 100 million dollar business! Our goal is to develop a line of readily available, affordable and clean plant-based medicinal options.


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DANDELION TEA
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